Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

April 12, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

As Seen On TV, Inc.
Amendment No. 6 to
Registration Statement on Form S-1
Filed March 23, 2012
File No. 333-170778

Ladies and Gentleman:

On behalf of As Seen On TV, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated April 5, 2012. Each of our responses has been numbered to be consistent with Staff’s Comment Letter. In addition, where appropriate, the location of the revisions within Amendment No. 7 to the Registration Statement has been included.

Organization, page 2

COMMENT 1.

To the extent that you have completed the transaction with Seen On TV, LLC, please revise the disclosure on page 2 and throughout accordingly.

RESPONSE:

To date, the transaction with Seen On TV, LLC has not been completed.  The text to the registration statement has been updated to indicate that the Company believes the transaction will close on or before June 30, 2012.

Securities and Exchange Commission

April 12, 2012

Risk Factors, page 8

“As Seen On TV” and “Seen on TV” are not Subject to Trademark Protection, page 9

COMMENT 2.

We note your response to our prior comment 2. Please further revise the risk factor to clarify that you are not affiliated with any of the “As Seen on TV” or “Seen on TV” retail stores.

RESPONSE:

The risk factor on page 9 has been further revised to clarify that “the Company is not affiliated with any of the “As Seen On TV” or “Seen on TV” retail stores.

Our Business Would be Harmed if Manufacturers, page 11

COMMENT 3.

We note that the sales of the Living Pure space heaters accounted for 71% and 55% of your total revenues for the three and nine months periods ended December 31, 2011. Please revise to name your supplier for Living Pure heaters, if you have been relying on a sole supplier.

RESPONSE:

The risk factor commencing on page 12 has been revised to indicate that the supplier for the Living Pure Heaters was Presser Direct, LLC. Furthermore, the Company’s relationship with Presser Direct is discussed on pages 27 and 28.

Directors, page 31

COMMENT 4.

We note your response to our prior comment 6. Please revise the reference to the independence standard you used. It is not clear to us what you are referring to when you refer to “Section 10A-3” of the General Rules and Regulations of the Securities Exchange Act of 1934.

RESPONSE:

The disclosure on page 32 has been revised to indicate that the independence standard used by the Company is under the Nasdaq Stock Market Listing Rules.

Exhibits, page II-7

COMMENT 5.

We note your response to our prior comment 11. It appears you have an existing contract with Presser Direct and that it may be performed “in whole or in part at or after the filing of the registration statement.” Given that you plan to have Presser Direct supply heaters to you for the upcoming season, and given that heater sales are material to your operations, please revise to file your Purchasing and Marketing Agreement with Presser Direct as an exhibit to your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

April 12, 2012

RESPONSE:

The Purchasing and Marketing Agreement with Presser Direct LLC has been included as an exhibit to the amendment.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm